ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909-11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

ATCO Ltd. Declares Dividend

CALGARY, January 23, 2004 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2004)	Payment Date (2004)
5.75% Series 3	ACO.PR.A	0.359375	11-Feb	01-Mar

ATCO Group is an Alberta based corporation with a worldwide organization of companies and more than 6,000 employees engaged in Power Generation, Utilities, Logistics and Energy Services, Industrials and Technologies. More information about ATCO Ltd. can be found on the website, www.ATCO.com.

Contact: J.A. Campbell
Senior Vice President, Finance
And Chief Financial Officer
ATCO Ltd.
(403) 292-7502

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.PR.A	0.359375	CAD	01/23/2004	02/11/2004	03/01/2004

Details: Regular Dividend Declaration

Filed on behalf of the Issuer by:

Name:	Trina Leanne Metz
Phone:	403-292-7564
Email:	trina.metz@atco.com
Submission Date:	01/23/2004 14:27:19
Last Updated:	01/23/2004 14:27:19